Exhibit 99.14

March 27, 2012

CONSENT OF NEIL BURNS

United States Securities and Exchange Commission

Gentlemen:

In connection with Silver Wheaton Corp.’s (the ‘Company’) Annual Report on Form 40-F for the year ended December 31, 2011 (the ‘Annual Report’), I, Neil Burns, MSc, P.Geo, Vice President Technical Services, Silver Wheaton Corp., hereby consent to the inclusion in, or incorporation by reference into, the Annual Report and the Company’s Registration Statements on Form S-8 (File No. 333-128128) and Form F-10 (File No. 333-167567), of the following:

1.	Resource estimates of the Yauliyacu Mine; and
2.	Technical report dated March 30, 2011, entitled “2010 Resource and Reserve Update, Yauliyacu Mine, Peru”.

Yours truly,

/s/ Neil Burns

Neil Burns, MSc, P.Geo
Vice President Technical Services,
Silver Wheaton Corp.